UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period October 2005	File No: 0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.  Material Change Report dated October 17, 2005

2.  News Release dated October 17, 2005

3.  Material Change Report dated October 18, 2005

4.  News Release dated October 19, 2005

5.  Material Change Report dated October 26, 2005

6.  News Release dated October 26, 2005

7.  Material Change Report dated October 31, 2005

8.  News Release dated October 31, 2005

9.  Material Change Report dated November 3, 3005

10. News Release dated November 3, 3005

11. Material Change Report dated November 17, 2005

12. News Release dated November 17, 2005

13. Material Change Report dated November 28, 2005

14. News Release dated November 28, 2005

15. Material Change Report dated December 7, 2005

16. News Release dated December 7, 2005

17. Material Change Report dated December 8, 2005

18. Material Change Report dated December 8, 2005

19. Material Change Report dated December 21, 2005

20. News Release dated December 21, 2005

21. Material Change Report dated January 5, 2006

22. News Release dated January 5, 2006

23. Material Change Report dated January 18, 2006

24. News Release dated January 18, 2006

25. Material Change Report dated February 7, 2006

26. News Release dated February 7, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: February 14, 2006___	Signed: /s/ Joanne Freeze Joanne Freeze, Director

FORM 51-102F3
Material Change Report

1.

Name and Address of Company

CANDENTE RESOURCE CORP.

Suite 200-905 West Pender Street

Vancouver, B.C.

Canada V6C 1L6

Phone: (604) 689-1957

Fax: (604) 685-1946

2.

Date of Material Change

October 17th, 2005

3.

News Release

Date of Issuance:

October 17th, 2005

Method of Issuance:

CCN MATTHEWS

4.

Summary of Material Change

Please see attached News Release

5.

Full Description of Material Change

Please see attached News Release.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Nil.

8.

Executive Officer

Contact:

Maria Eugenia Montagne, Corporate Secretary/Treasurer

Telephone:

(604) 689-1957

9.

Date of Report

October 17th, 2005

1.

DRILL HOLES 05-026 AND 05-027 EXPAND CANARIACO COPPER DEPOSIT

n Latest two holes expand width of copper deposit by 250m

Vancouver, British Columbia, October 17th 2005. Candente Resource Corp. (DNT:TSX) is pleased to report that drill holes 05-026 and 05-027 have been completed to depths of 347 metres (m) and 328 m, respectively, at Canariaco Norte, Northern Peru. Both of these holes intersected significant copper (Cu) mineralization to the bottom of the holes and expand the deposit an additional 100 m to the southeast and 150 m to the west. Drilling is advancing as before on 150 m grid spacings and assays will be reported on a timely basis given that each step out will be expanding the deposit size.

Gold, molybdenum, and silver results have now been received for holes 05-013 to 05-025 and will be reported later this week.

Assay results from drilling this year (holes 05-013 to 05-025) have already shown more than a five fold increase to the size of the deposit by nearly tripling the lateral expression (to 38 hectares) and doubling the vertical extent (to 640 m). Last years drilling, which only covered an area of 14 hectares, delineated an inferred resource of 1.035 B lb copper and 243,000 oz gold.

For more information please refer to: http://www.candente.com/s/PeruProjects_Canariaco.asp.

Michael J. Casselman, P.Geo., Robert Van Egmond, P.Geo., and Joanne Freeze, P.Geo., are the Qualified Persons for the project as defined by NI 43-101 and have reviewed this news release.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. In addition to the Canariaco Project, Candente has several other gold, copper and silver projects in Peru. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Candente at: (604) 689-1957 or toll free 1-877-689-1964 info@candente.com

www.candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 140

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

FORM 51-102F3
Material Change Report

1.

Name and Address of Company

CANDENTE RESOURCE CORP.

Suite 200-905 West Pender Street

Vancouver, B.C.

            Canada V6C 1L6

         Phone: (604) 689-1957

            Fax: (604) 685-1946

2.

Date of Material Change

            October 18th, 2005

3.

News Release

Date of Issuance:

October 18th, 2005

Method of Issuance:

CCN MATTHEWS

4.

Summary of Material Change

Please see attached News Release

5.

Full Description of Material Change

Please see attached News Release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Nil.

8.

Executive Officer

Contact:

Maria Eugenia Montagne, Corporate Secretary/Treasurer

Telephone:

(604) 689-1957

9.

Date of Report

              October 18th, 2005

CANDENTE ADDS 325 MILLION POTENTIAL TONNES OF COPPER MINERALIZATION AT CANARIACO NORTE, PERU

Vancouver, British Columbia, October 19th, 2005. Candente Resource Corp. (DNT:TSX) is pleased to report that the potential for an additional 325 million tonnes (Mt) of copper mineralization has been added to the existing inferred resource of 76.5 Mt at Canariaco Norte, Northern Peru. Contained metal in the 76.5 Mt equals 1.035 billion pounds of copper and 243,000 ounces of gold. The 76.5 Mt inferred resource has a grade of 0.61% copper (Cu) and 0.1 grams per tonne (gpt) gold. Estimated grade for the 325 Mt potential is between 0.45% and 0.65% Cu.

The additional 325 Mt potential is based on 13 holes grid-drilled by Candente in 2005 (holes 05-13 to 05-25) for which assays have been received. The new area covers 38.75 hectares (Ha) and extends south of the inferred resource area of 14 Ha.

Drilling continues to expand the size of the deposit beyond the 325 Mt potential. As reported on October 17th, 2005, recently completed holes (05-26 and 05-27) show an increased width of 250 m to the deposit (assays pending). In addition, the thickness used to calculate the 325 Mt potential does not take into account the full depth of hole 05-14, which intersected mineralization to a depth of 644 meters (m).

Average copper, gold, molybdenum and silver grades for the 25 holes grid-drilled by Candente in 2004 and 2005 have now been compiled and are shown in the table below. These numbers do not include leach cap, late mineral dykes and lower grade breccia zones especially at the bottom of the holes, which will likely be considered to be waste material.

Average Grades from Candente’s 25 holes (assays received to date)

Mineralization Style	Cu %	Au gpt	Mo ppm	Ag ppm
Total Copper: Chalcocite and Chalcopyrite	0.56	0.087	29.3	2.0
*Leachable: >60% chalcocite	0.60	0.066	n/c	n/c
Mixed: >40% Chalcopyrite	0.51	0.092	n/c	n/c

n/c - Not calculated

* Approximately 44% of deposit to date

For more information please refer to:

http://www.candente.com/s/PeruProjects_Canariaco.asp.

Qualifiers on the Calculation of the Additional 325 Mt Potential Copper Mineralization

The potential tonnage was derived by multiplying the surface area by the average width of mineralized intercepts (to give cubic m (m3)) by the specific gravity (tonnage factor derived from testing for the inferred resource estimate). Specifically this is 500 m east-west by 775 m north-south by 336 m vertical by 2.50 tonnes/m3. The area of influence used for the 325 Mt potential was 100 m laterally and 60 m vertically whereas the area of influence (circular search radius) used in the inferred resource was 75 m laterally and 60 m vertically. The difference is due to the drill hole density of the two areas and the presence of visible mineralization in additional drill holes (05-26 and 05-27) and on surface. Porphyry copper deposits tend to be

CANDENTE RESOURCE CORP. – DNT:TSX

OCTOBER 19, 2005

NEWS RELEASE PAGE 2

more homogeneous than most deposits so the application of the variograms from the resource calculation in the northern area is applicable to the calculations for the southern half. The area included in the 325 Mt potential and the area of the preliminary resource estimate are homogeneous in lithology, alteration and mineralization. The potential tonnage estimate does not include leach cap, late mineral dykes and lower grade breccia zones especially at the bottom of the holes, which will likely be considered to be waste material.

The tonnage and grade estimate of the area added to the deposit by 2005 drilling is preliminary and conceptual in nature. At this time, there has been insufficient exploration in the additional area to define a mineral resource outside of the existing mineral resource of 76.5 Mt already reported. In addition, drill holes may be too widely spaced and geology too speculative to have detailed economic considerations applied to them which would allow the calculation of an inferred mineral resource estimate for the additional area and it is uncertain if further exploration will result in the definition of a larger inferred mineral resource estimate on the property. There is no certainty that the additional 325 Mt potential will be realized. Further drilling is needed to upgrade the potential tonnage to an inferred category. However, there is no guarantee that further drilling will intersect what has been assumed for this calculation.

Sampling and analytical procedures conform to NI 43-101 standards and are detailed in previous Candente news release dated September 7, 2005. Michael Casselman, P.Geo., Robert Van Egmond, P.Geo., and Joanne Freeze, P.Geo., are the Qualified Persons for the project as defined by NI 43-101 and have reviewed this news release.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. In addition to the Canariaco Project, Candente has several other gold, copper and silver projects in Peru. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Candente at: (604) 689-1957 or toll free 1-877-689-1964

info@candente.com

www.candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 141

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

FORM 51-102F3
Material Change Report

1.

Name and Address of Company

CANDENTE RESOURCE CORP.

Suite 200-905 West Pender Street

Vancouver, B.C.

Canada V6C 1L6

Phone: (604) 689-1957

Fax: (604) 685-1946

2.

Date of Material Change

              October 26th, 2005

3.

News Release

Date of Issuance:

October 26th, 2005

Method of Issuance:

CCN MATTHEWS

4.

Summary of Material Change

Please see attached News Release

5.

Full Description of Material Change

Please see attached News Release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Nil.

8.

Executive Officer

Contact:

Maria Eugenia Montagne, Corporate Secretary/Treasurer

Telephone:

(604) 689-1957

9.

Date of Report

              October 26th, 2005

1.

DRILL HOLES 05-028 AND 05-029 CONTINUE TO EXPAND THE CANARIACO COPPER DEPOSIT

n Four holes intersected significant leachable copper outside of 325 Mt potential area*

Vancouver, British Columbia, October 26th 2005. Candente Resource Corp. (DNT:TSX) is pleased to report that two additional drill holes (05-028 and 05-029) have been completed to depths of 352 metres (m) and 329 m, respectively, and have intersected significant leachable copper (Cu) mineralization. This now makes four drill holes (05-26 to 05-29) that demonstrate expansion to the deposit size beyond both the previously delineated inferred resource of 76.5 million tonnes (Mt) and the area of 325 Mt potential. Drilling continues at 150 metre spacings and assays will be reported when received and compiled on a two hole basis.

Canariaco, located in Northern Peru, has several features, which could make the project a low-cost copper producer:

•

Leachable Copper – approximately 44% of deposit to date

•

Only a six hour drive to ports on the Pacific Coast

•

Low strip ratio – less than 1:1

•

Low elevations – less than 3,000 metres ASL

•

Power within 60 km

•

Abundant water supply

•

Flat dry areas for leach pad sites

The first 25 holes drilled by Candente at Canariaco delineated an inferred resource of 76.5 Mt grading 0.61% copper (Cu) and 0.1 grams per tonne (gpt) gold as well as potential for an additional 325 Mt grading between 0.45% and 0.65% Cu (as reported on October 19th, 2005*). Contained metal in the inferred resource alone is 1.035 B lb copper and 243,000 oz gold.

For more information such as maps, sections, drill data please refer to:

http://www.candente.com/s/PeruProjects_Canariaco.asp.

Sampling and analytical procedures conform to NI 43-101 standards and are detailed in previous Candente news release dated September 7, 2005. Michael Casselman, P.Geo., Robert Van Egmond, P.Geo., and Joanne Freeze, P.Geo., are the Qualified Persons for the project as defined by NI 43-101 and have reviewed this news release.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. In addition to the Canariaco Project, Candente has several other gold, copper and silver projects in Peru. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Candente at: (604) 689-1957 or toll free 1-877-689-1964

info@candente.com

www.candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 142

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

FORM 51-102F3
Material Change Report

1.

Name and Address of Company

CANDENTE RESOURCE CORP.

Suite 200-905 West Pender Street

Vancouver, B.C.

Canada V6C 1L6

Phone: (604) 689-1957

Fax: (604) 685-1946

2.

Date of Material Change

              October 31ST, 2005

3.

News Release

Date of Issuance:

October 31ST, 2005

Method of Issuance:

CCN MATTHEWS

4.

Summary of Material Change

Please see attached News Release

5.

Full Description of Material Change

Please see attached News Release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Nil.

8.

Executive Officer

Contact:

Maria Eugenia Montagne, Corporate Secretary/Treasurer

Telephone:

(604) 689-1957

9.

Date of Report

            October 31ST, 2005

1.

CANDENTE PLANS DRILLING ON THE ALTO DORADO GOLD-COPPER PROPERTY PERU

Vancouver, British Columbia, October 31st, 2005 - Candente Resource Corp. (DNT:TSX) (“Candente”) is pleased to announce that a 2500 metre drilling program is planned for the Alto Dorado Gold-Copper Porphyry Project. The Alto Dorado property covers an extensive gold-copper porphyry style mineralizing system, which is 9 kilometres (km) in length and 2 to 3 kms in width. Drilling is planned to commence at Alto Dorado once drilling permits are in place.

Candente earned 100% interest in the property from Hecla Mining Corp. in 2003 by issuing 100,000 common shares and granting a 2.5% NSR with a buyout of 1.5% for US$1.5 million. International Royalty Corporation (TSX: IRC) ("IRC") purchased the Net Smelter Return (NSR) from Hecla in February of 2005. Joanne Freeze, P.Geo., President and CEO of Candente comments that “the purchase of the NSR on Alto Dorado by International Royalties shows that they consider the property to have excellent potential for hosting a significant gold and copper deposit. Our option of this property in 2002, which lies 35 km south of Barrick’s new gold mine Alto Chicama, was very timely.”

The gold-copper mineralizing system at Alto Dorado is delineated by anomalous levels of gold, copper, molybdenum and silver in soils and rocks as well as typical porphyry style alteration which all cover an area 9 km by 2 to 3 km. Within this area an Induced Polarization (IP) chargeability anomaly (often associated with sulphide gold and copper mineralization) covers 7 km by 2 km. Two holes drilled 5 km apart intersected anomalous gold and copper levels over 176 m and 160 m vertically (0.22 gpt Au, 0.17% Cu and 0.13 gpt Au, 0.08% Cu). These grades are typical of those often found on the margins of world-class gold-copper deposits such as Northern Dynasty’s Pebble Deposit. Mike Casselman, who carried out some of the formative exploration on the Pebble Deposit in 1996 to 1997 comments “-that many of the features we see at Alto Dorado such as extensive and coincident multi-element geochemical anomalies, IP chargeability zones and intense porphyry style alteration are very similar to that seen in the early days of Pebble exploration”.

For more technical information on the Alto Dorado property please refer to:

http://www.candente.com/s/Projects_Peru.asp?PropertyInfoID=655&View=1.

Sampling and analytical procedures conform to NI 43-101 standards and are detailed in previous Candente news release dated September 16, 2004. All samples were submitted to Actlabs in Lima, Peru. Michael Casselman, P.Geo. and Joanne Freeze, P.Geo., are the Qualified Persons for the project as defined by NI 43-101 and have reviewed this news release.

Candente is a diversified copper, gold and silver exploration company with a focus to increase shareholder value through discovery. Candente has an advanced exploration stage copper project, Canariaco, and several other gold, copper and silver projects in Peru.

For further information please contact Candente at:

 (604) 689-1957 and toll free 1-877-689-1964 info@candente.com

www.candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 143

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

FORM 51-102F3
Material Change Report

1.

Name and Address of Company

CANDENTE RESOURCE CORP.

Suite 200-905 West Pender Street

Vancouver, B.C.

Canada V6C 1L6

Phone: (604) 689-1957

Fax: (604) 685-1946

2.

Date of Material Change

              November 3, 2005

3.

News Release

Date of Issuance:

November 3, 2005

Method of Issuance:

CCN MATTHEWS

4.

Summary of Material Change

Please see attached News Release

5.

Full Description of Material Change

Please see attached News Release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Nil.

8.

Executive Officer

Contact:

Maria Eugenia Montagne, Corporate Secretary/Treasurer

Telephone:

(604) 689-1957

9.

Date of Report

              November 3, 2005

1.

CANDENTE COMMENCES SCOPING STUDY FOR A HEAP LEACHING COPPER OPERATION AT CANARIACO.

Vancouver, British Columbia, November 3rd, 2005. Candente Resource Corp. (DNT:TSX) (Candente) is pleased to announce that Merit Consultants of Vancouver, B.C. has been engaged to oversee and co-ordinate a select team of engineers who will conduct Engineering studies to evaluate options for a copper heap leaching operation at Canariaco, Northern Peru.

Preliminary assessments based on current field data and drill testing information have indicated that further examinations are definitely warranted. Preliminary copper (Cu) deposit models using 50 million tonnes (Mt) at 0.6% Cu and 100 Mt at 0.5% Cu and a Cu price of $1.30 per pound returned very attractive Net Present Values (NPVs) and after-tax Internal Rates of Return (IRRs) of approximately 37% and 27% respectively.

The goal of the more detailed evaluation is to determine the optimum grade and throughput options required for an economic copper heap leach, SX-EW operation at Canariaco based on the deposit as identified to date.

The study will establish the various economic cost factors including order-of-magnitude capital and operating costs, preliminary IRRs and NPVs of various size plants. The team will evaluate potential plant and infrastructure requirements and determine the requirements for moving the project towards a feasibility study.

The first 25 holes drilled by Candente at Canariaco delineated an inferred resource of 76.5 Mt grading 0.61% copper (Cu) and 0.1 grams per tonne (gpt) gold as well as potential for an additional 325 Mt grading between 0.45% and 0.65% Cu (as reported on October 19th, 2005). Contained metal in the inferred resource alone is 1.035 B lb copper and 243,000 oz gold.

Drilling continues to expand the deposit beyond the size delineated in the first 25 holes. To date an additional 5 (30 total) holes have been completed, assays are pending but all holes have intersected significant leachable copper mineralization.

For more information such as maps, sections, drill data please refer to:

http://www.candente.com/s/PeruProjects_Canariaco.asp.

Sampling and analytical procedures conform to NI 43-101 standards and are detailed in previous Candente news release dated September 7, 2005. Michael Casselman, P.Geo., Robert Van Egmond, P.Geo., and Joanne Freeze, P.Geo., are the Qualified Persons for the project as defined by NI 43-101 and have reviewed this news release.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. In addition to the Canariaco Project, Candente has several other gold, copper and silver projects in Peru. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

CANDENTE RESOURCE CORP. - DNT:TSX

PAGE 2 NEWS RELEASE

NOVEMBER 3, 2005

For further information please contact Candente at: (604) 689-1957 or toll free 1-877-689-1964

info@candente.com

www.candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 144

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

FORM 51-102F3
Material Change Report

1.

Name and Address of Company

CANDENTE RESOURCE CORP.

Suite 200-905 West Pender Street

Vancouver, B.C.

Canada V6C 1L6

Phone: (604) 689-1957

Fax: (604) 685-1946

2.

Date of Material Change

               November 17, 2005

3.

News Release

Date of Issuance:

November 17, 2005

Method of Issuance:

CCN MATTHEWS

4.

Summary of Material Change

Please see attached News Release

5.

Full Description of Material Change

Please see attached News Release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Nil.

8.

Executive Officer

Contact:

Maria Eugenia Montagne, Corporate Secretary/Treasurer

Telephone:

 (604) 689-1957

9.

Date of Report

               November 17, 2005

1.

CANDENTE RESOURCE CORP. – THIRD QUARTER FINANCIAL RESULTS

Vancouver, British Columbia, November 17th, 2005. Candente Resource Corp. – DNT:TSX (the “Company) reports that third quarter expenditures total US$1,067,624, of this amount US$887,755 was on exploration and US$808,149 of that was on drilling at the Cafiariaco copper property.

During this quarter an additional 13 holes were drilled (05-013 to 05-025) at Cafiariaco Norte. These holes nearly tripled the surface expression and more than doubled the vertical extent of grid-drilled copper mineralization on the project.

Drilling to date by Candente (the first 25 holes) has delineated an inferred resource of 76.5 Mt grading 0.61% copper (Cu) and 0.1 grams per tonne (gpt) gold (as reported on March 23, 2005) as well as potential for an additional 325 Mt grading between 0.45% and 0.65% Cu (as reported on October 19th, 2005). Contained metal in the inferred resource alone is 1.035 B lb copper and 243,000 oz gold.

Drilling continues to expand the deposit beyond the size delineated in the first 25 holes and the deposit remains open in all directions.

Candente won the right to purchase the Canariaco property for US$75,000 from the Peruvian government in February of 2001. Prior to purchasing, Candente engaged engineering consultants Knight Piesold Ltd. to evaluate the Canariaco property for the necessary infrastructure for developing a SX-EW mine. Knight Piesold identified several suitable sites for heap leach pads and waste stockpiles within relative proximity to the Canariaco Norte copper zone.

Merit Consultants of Vancouver, B.C. has recently been engaged to oversee and co-ordinate a select team of engineers who will conduct Engineering studies to evaluate options for a copper heap leaching operation at Canariaco. The goal of the more detailed evaluation is to determine the optimum grade and throughput options required for an economic copper heap leach, SX-EW operation at Canariaco based on the deposit as identified to date (as reported on November 3, 2005).

The study will establish the various economic cost factors including order-of-magnitude capital and operating costs, preliminary Internal Rate of Returns (IRRs) and Net Present Values (NPVs) of various size plants. The team will evaluate potential plant and infrastructure requirements and determine the requirements for moving the project towards a feasibility study.

Please also refer to News Releases dated September 7, 2005 and October 17, 2005 and financial statements including management discussion posted at:

http://www.candente.com/i/pdf/2005Q3.pdf, http://www.candente.com/i/pdf/2005Q3-MDA.pdf and http://www.candente.com/s/PeruProjects_Canariaco.asp for all results, maps and sections. Candente confirms that its unaudited interim financial statements for the third quarter ended September 30th, 2005 were filed on SEDAR www.sedar.com on November 15th, 2005 as required by applicable securities laws.

CANDENTE RESOURCE CORP.

NEWS RELEASE – November 17, 2005

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. In addition to the Canariaco Project, Candente has several other gold, copper and silver projects in Peru. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Candente at: (604) 689-1957 or toll free 1-877-689-1964

info@candente.com

www.candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter de Visser”

Peter de Visser, Chief Financial Officer

Candente Resource Corp.

Release No. 145

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

FORM 51-102F3
Material Change Report

1.

Name and Address of Company

CANDENTE RESOURCE CORP.

Suite 200-905 West Pender Street

Vancouver, B.C.

Canada V6C 1L6

Phone: (604) 689-1957

Fax: (604) 685-1946

2.

Date of Material Change

            November 28, 2005

3.

News Release

Date of Issuance:

November 28, 2005

Method of Issuance:

CCN MATTHEWS

4.

Summary of Material Change

Please see attached News Release

5.

Full Description of Material Change

Please see attached News Release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Nil.

8.

Executive Officer

Contact:

Maria Eugenia Montagne, Corporate Secretary/Treasurer

Telephone:

(604) 689-1957

9.

Date of Report

              November 28, 2005

1.

OREX OPTIONS CANDENTE’S PAMEL GOLD PROPERTY IN PERU

Vancouver, British Columbia, November 28th, 2005. Candente Resource Corp. DNT:TSX (“Candente”) and Orex Ventures Inc. REX:TSX-V (“Orex”) are pleased to announce that they have entered into an option agreement whereby Orex can earn a 51% interest in the Pamel gold property in Central Peru.

Exploration will commence at Pamel in December to delineate drill targets. Drilling is anticipated to commence during the first quarter of 2006. The Pamel Property was named after the second daughter of Candente’s co-founder Ing. Fredy Huanqui. In 1995, while working for Arequipa Resources Ltd. (Arequipa), Huanqui named a gold project after his eldest daughter, Pierina. The Pierina property was sold by Arequipa to Barrick Gold Corp. for US$700M in 1996.

The Pamel Property is a high sulphidation gold target with many geological similarities to major gold deposits such as Yanacocha, Pierina and Alto Chicama, which together contain in excess of 50 M oz gold and are all in Peru. The Pamel property covers a very extensive (2 by 4 kilometres (km)) mineralized zone. This zone is characterized by unique clay alteration and geochemical anomalies (mercury, arsenic, antimony, barium, lead and gold) in a zoned pattern.

The density of rock chip sampling on the property to date is less than one sample per 100 square metres which leaves much of the property under explored.

Orex has the right to earn a 51% interest in the property by incurring exploration expenditures of US$2.5 million over 3.5 years on the property. Candente has the right to operate all exploration over the 3.5 years. In addition to the exploration expenditure commitments, Candente will receive 60,000 shares in Orex upon approval of the Agreement by the TSX Venture Exchange and will receive staged share issuances totalling 250,000 shares in Orex by January 31st, 2008.

For more information such as maps, sections and property descriptions please refer to:

http://www.candente.com/s/PeruProjects_Pamel.asp

Sampling and analytical procedures have and will conform to NI 43-101 standards. Michael Casselman, P.Geo., Robert Van Egmond, P.Geo., and Joanne Freeze, P.Geo., are the Qualified Persons for the project as defined by NI 43-101 and have reviewed this news release.

Candente is a diversified copper, gold exploration company focused on increasing shareholder value through discovery. Candente has an advanced exploration stage leachable copper project, Canariaco, and several other gold and copper projects in Peru. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

Orex is a junior mineral exploration company, comprised of highly qualified mining professionals with a current focus on the exploration of prospective gold properties in Peru. Management is actively engaged in the acquisition of new properties in South America.

Candente Resource Corp.- DNT:TSX

News Release – November 28, 2005

For further information from Candente, please contact Evelyn Cox at: (604) 689-1957 or toll free 1-877-689-1964 info@candente.com

www.candente.com.

For further information from Orex, please contact Investor Relations at: (604) 684-4691 info@orexgold.com

www.orexgold.com.

ON BEHALF OF THE BOARD OF DIRECTORS       ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

“Gary Cope”

Joanne Freeze, P. Geo., President & CEO

Gary Cope, President & CEO

Candente Resource Corp.

Orex Ventures Inc.

Release No. 146

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

FORM 51-102F3
Material Change Report

1.

Name and Address of Company

CANDENTE RESOURCE CORP.

Suite 200-905 West Pender Street

Vancouver, B.C.

Canada V6C 1L6

Phone: (604) 689-1957

Fax: (604) 685-1946

2.

Date of Material Change

December 7, 2005

3.

News Release

Date of Issuance:

December 7, 2005

Method of Issuance:

CCN MATTHEWS

4.

Summary of Material Change

Please see attached News Release

5.

Full Description of Material Change

Please see attached News Release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Nil.

8.

Executive Officer

Contact:

Maria Eugenia Montagne, Corporate Secretary/Treasurer

Telephone:      (604) 689-1957

9.

Date of Report

            December 7, 2005

1.

CANDENTE DRILLING EXPANDS LEACHABLE COPPER AND INTERSECTS MORE HIGH GRADES AT CANARIACO

Vancouver, British Columbia, December 7th, 2005. Candente Resource Corp. (DNT:TSX) (Candente) is pleased to announce that 40 metres (m) of 1.03% leachable copper (Cu) has been intersected in the Eastern potential starter pit area and that the near surface leachable copper mineralization has been expanded to a width of 750 m.

To date three potential starter pit zones have been identified in the southwestern and eastern areas and in the northern half of the deposit. In these areas, leachable copper occurs close to surface and in favourable topography and at grades, which could allow early payback of capital expenditures.

The increased width of the copper deposit to 750 m is an excellent advance for the project such that, in combination with topography, an open pit across this width could now be large enough to access the full 640 vertical metres of copper mineralization demonstrated by drill hole 05-14. Previously a depth of only 221 m was used in the inferred resource (76.5 Mt grading 0.61% Cu – DDH 05-001 to 012) and a depth of only 336 m was used in the additional potential (325 Mt grading between 0.45% and 0.65% Cu – DDH 05-013 to 025, as reported on October 19th, 2005).

Candente has now completed an additional 11 holes at Canariaco Norte (05-26 to 36) and assay results have been received for 7 of the 11 holes (05-26 to 05-32). Six of the seven holes intersected significant copper mineralization and five of these demonstrate a large expansion of the area containing open pittable leachable copper mineralization. DDH 05-030 intersected a significant new zone of chalcopyrite mineralization with an average grade of 0.43% Cu over 229 (27 to 256 m).

	Highlights of Open Pittable Leachable Copper Zones
New Holes	From (m)	To (m)	Width (m)	Grade (%)	Leachability (%)
DDH 05-026	138.0	148.5	10.5	0.54	91
DDH 05-027	132.0	277.0	145.0	0.23	72
DDH 05-028	54.6	82.0	27.4	0.44	79
DDH 05-029	54.5	112.0	57.5	0.46	62
DDH 05-032	106.0	146.0	40.0	1.03	60
Previous Holes	From (m)	To (m)	Width (m)	Grade (%)	Leachability (%)
DDH 04-001	64.0	134.0	70.0	1.16	72
DDH 04-002	60.0	80.0	20.0	1.02	72
DDH 04-003	40.0	62.0	22.0	1.00	62
DDH 04-004	64.0	80.0	16.0	0.66	62
DDH 04-005	36.0	70.0	34.0	0.75	60
DDH 04-006	50.0	82.0	32.0	1.03	68
DDH 04-007	34.0	130.0	96.0	0.78	83
DDH 04-008	46.0	260.0	214.0	0.64	85
DDH 04-009	52.0	86.0	34.0	0.95	82
DDH 04-010	18.0	44.0	26.0	0.78	61
DDH 04-011	44.0	134.0	90.0	0.72	78
DDH 04-012	64.0	106.0	42.0	0.43	68
DDH 04-013	26.0	50.0	24.0	0.49	60
DDH 04-014	16.0	34.0	18.0	0.47	62

DDH 04-016	44.0	42.0	8.0	0.68	68
DDH 04-018	86.0	101.0	15.0	0.57	80
DDH 04-019	30.0	111.0	81.0	0.55	75
DDH 04-020	12.0	358.0	346.0	0.49	73
DDH 04-021	8.0	287.0	279.0	0.44	66
DDH 04-022	16.0	24.0	8.0	0.29	65
DDH 04-023	23.0	111.0	88.0	0.58	74
DDH 04-024	24.0	65.0	41.0	0.65	75
DDH 04-025	75.0	200.0	125.0	0.50	80

The following table has been included for general reference for leachable grades. Profitable Heap Leaching Copper Operations

Company	Project	Status	Tonnes (Million)	Grade (%Cu)	Contained Cu (M lbs)	Cu Production Costs (US$/lb)
Falconbridge	Lomas Bayas, Chile	Mine	572	0.28	3,530	0.47
Anglo American	Mantoverde, Chile	Mine	310	0.60	4,100	0.58
Phelps Dodge & Azco Mining	Piedras Verdes, Mexico	Mine	281	0.37	2,287	0.52
Phelps Dodge	Dos Pobres, USA	Mine	516	0.34	3,859	0.52
Phelps Dodge & Codelco	El Abra, Chile	Mine	800	0.55	3,980	0.44
Candente	Canariaco, Peru	Exploration	76.5 (Inferred) 325 (Additional Potential)	0.61 0.45 - 0.65	1,035	Exploration

For more information such as maps, sections, drill data please refer to:

http://www.candente.com/s/PeruProjects_Canariaco.asp.

Sampling and analytical procedures conform to NI 43-101 standards and are detailed in previous Candente news release dated September 7, 2005. All samples were submitted to Actlabs in Lima, Peru. Michael Casselman, P.Geo., Robert Van Egmond, P.Geo., and Joanne Freeze, P.Geo., are the Qualified Persons for the project as defined by NI 43-101 and have reviewed this news release.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. In addition to the Canariaco Project, Candente has several other gold, copper and silver projects in Peru. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Candente at: (604) 689-1957 or toll free 1-877-689-1964

info@candente.com

www.candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 147

FORM 51-102F3
Material Change Report

1.

Name and Address of Company

CANDENTE RESOURCE CORP.

Suite 200-905 West Pender Street

Vancouver, B.C.

Canada V6C 1L6

Phone: (604) 689-1957

Fax: (604) 685-1946

2.

Date of Material Change

December 8, 2005

3.

News Release

Date of Issuance:

December 8, 2005

Method of Issuance:

CCN MATTHEWS

4.

Summary of Material Change

Please see attached News Release

5.

Full Description of Material Change

Please see attached News Release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Nil.

8.

Executive Officer

Contact:

Maria Eugenia Montagne, Corporate Secretary/Treasurer

Telephone:

(604) 689-1957

9.

Date of Report

               December 8, 2005

1.

GALLIPOLI OPTIONS THE ALTO DORADO GOLD-COPPER PROPERTY FROM CANDENTE IN PERU

Vancouver, British Columbia, December 8th, 2005. Candente Resource Corp. (DNT:TSX) (Candente) is pleased to announce that they have entered into an option agreement with Gallipoli Mining of Australia whereby Gallipoli can earn a 50% interest in the Alto Dorado property by incurring exploration expenditures of US$5.4 million over 3.5 years on the property, Stages I and II. Gallipoli can also increase their interest to 65% by funding and completing a bankable feasibility study on the property within an additional 3 years, Stage III.

Stage I comprising a US$400,000 drilling program will commence in early January 2006. Candente has the right to operate all exploration during Stages I and II. In addition to the exploration expenditure commitments, Candente has the right to require Gallipoli to purchase 450,000 common shares in Candente when Gallipoli elects to advance from Stage I to Stage II and an additional 450,000 shares if and when Gallipoli elects to advance to Stage III. Purchase price for the shares is set at $0.65. Candente will hold a right of first refusal on the shares.

Joanne Freeze, President and CEO comments that “We are very pleased to have Gallipoli as a partner at Alto Dorado as the principals, Vince Gauci (Executive Chairman, & former CEO of MIM Holdings Limited) and Mike Menzies (CEO, and former Executive General Manager, Mining of MIM Holdings Limited) and their team have extensive experience in building and operating mines internationally. Especially important to us is Mike’s experience at Bajo de la Alumbrera in Argentina where he led the MIM team that carried out the 2000 Operations Review, was the architect of the mine’s performance turnaround, and oversaw the 2001-2002 mine expansion.” The Bajo de la Alumbrera mine is owned by Xstrata Plc (50%), Goldcorp Inc. (37.5%) and Northern Orion (12.5%) and “is one of the world’s largest and lowest cost gold and copper operations with cash costs in the lowest quartile of producers” (www.goldcorp.com). Both Gallipoli and Candente believe that the gold-copper ratios and other features of the mineralization found to date at Alto Dorado indicate that it could have many similarities to Bajo de la Alumbrera. In addition to the experience of the principals, Gallipoli is partially (50%) owned by Nippon Mining and Metals Co. Ltd. of Japan, one of the world’s largest producers of refined copper, with upstream interests in the Los Pelambres, Collahausi and Escondida copper mines in Chile.

The Alto Dorado property covers an extensive gold-copper porphyry style mineralizing system, which is 9 kilometres (km) in length and 2 to 3 kms in width. The mineralizing system is delineated by anomalous levels of gold, copper, molybdenum and silver in soils and rocks, typical porphyry style alteration and Induced Polarization (IP) chargeability anomaly (often associated with sulphide gold and copper mineralization) which to date covers 7 km by 2 km. Two holes drilled 5 km apart intersected anomalous gold and copper levels over 176 m and 160 m vertically (0.22 gpt Au, 0.17% Cu and 0.13 gpt Au, 0.08% Cu).

For more technical information on the Alto Dorado property please refer to:

http://www.candente.com/s/Projects_Peru.asp?PropertyInfoID=655&View=1.

Sampling and analytical procedures conform to NI 43-101 standards and are detailed in previous Candente news release dated September 16, 2004. All samples were submitted to Actlabs in Lima, Peru. Michael Casselman, P.Geo. and Joanne Freeze, P.Geo., are the Qualified Persons for the project as defined by NI 43-101 and have reviewed this news release.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. In addition to the Canariaco Project, Candente has several other gold, copper and silver projects in Peru. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Evelyn Cox at: (604) 689-1957 or toll free 1-877-689-1964

info@candente.com

www.candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 148

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

FORM 51-102F3
Material Change Report

1.

Name and Address of Company

CANDENTE RESOURCE CORP.

Suite 200-905 West Pender Street

Vancouver, B.C.

Canada V6C 1L6

Phone: (604) 689-1957

Fax: (604) 685-1946

2.

Date of Material Change

             December 21, 2005

3.

News Release

Date of Issuance:

December 21, 2005

Method of Issuance:

CCN MATTHEWS

4.

Summary of Material Change

Please see attached News Release

5.

Full Description of Material Change

Please see attached News Release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Nil.

8.

Executive Officer

Contact:

Maria Eugenia Montagne, Corporate Secretary/Treasurer

Telephone:

(604) 689-1957

9.

Date of Report

             December 21, 2005

1.

CANDENTE AND GALLIPOLI SCHEDULE DRILLING FOR THE ALTO DORADO GOLD-COPPER PROPERTY IN PERU

Vancouver, British Columbia, December 21st, 2005. Candente Resource Corp. (DNT:TSX) (Candente) is pleased to announce that the option agreement on the Alto Dorado gold-copper project with Gallipoli Mining of Australia (“Gallipoli”) has been approved by the Toronto Stock Exchange. A minor portion of the agreement has been changed such that warrants to purchase 535,000 shares in two tranches at $0.90 and $1.35 by Gallipoli have replaced the proposed 900,000 shares purchasable at $0.65, also in two tranches (see below for details).

Diamond drilling has been scheduled to commence on January 6th, 2006 and approximately 2,400 metres (7,800 feet) are planned to be drilled in 6 to 12 holes. Gallipoli can earn a 50% interest in the Alto Dorado property by incurring exploration expenditures of US$5.4 million over 3.5 years as follows: Stage I comprises US$400,000 on drilling within 6 months; and Stage II comprises US$5,000,000 within the following 3 years. Gallipoli can also elect to increase their interest to 65% by funding and completing a bankable feasibility study on the property within the following 3 years, Stage III.

“Candente’s remaining 35% interest in Alto Dorado after bankable feasibility could be very significant if a major gold-copper porphyry deposit is discovered”, Joanne Freeze, President and CEO comments. Goldcorp’s 37.5% interest in the Bajo de la Alumbrera mine in Argentina earned them US$81.479 million in the third quarter of 2005 alone (www.goldcorp.com). “We consider Gallipoli to be invaluable partner at Alto Dorado especially considering their key involvement at Bajo de la Alumbrera” (Candente News Release December 8th, 2005).

For more technical information on the Alto Dorado property please refer to:

http://www.candente.com/s/Projects_Peru.asp?PropertyInfoID=655&View=1.

The warrants will be exercisable by Gallipoli providing the following: 320,000 shares will be exercisable at a price of $0.90 per share if and when Gallipoli elects to proceed from Stage I to Stage II and 215,000 shares will be exercisable at a price of $1.35 per share if and when Gallipoli elects to proceed from Stage II to Stage III. In both cases the warrants will be exercisable for a period 60 (sixty) days starting from the date that all results from the previous stage have been released to the public and must be exercised prior to commencement of the next stage. All shares will be held in escrow until the following stage is completed and Candente will have a right of first refusal to place the shares for 60 days when Gallipoli decides to sell them. The exercising of these warrants will be at Gallipoli’s election only.

Sampling and analytical procedures conform to NI 43-101 standards and are detailed in previous Candente news release dated September 16, 2004. All samples will be submitted to Actlabs in Lima, Peru. Michael Casselman, P.Geo. and Joanne Freeze, P.Geo., are the Qualified Persons for the project as defined by NI 43-101 and Joanne Freeze has reviewed this news release.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. Candente has an advanced exploration stage leachable copper project, Canariaco, and several other gold, copper and silver projects in Peru. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Evelyn Cox or Bruce Korhonen at: (604) 689-1957 or toll free 1-877-689-1964

info@candente.com

www.candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 149

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

FORM 51-102F3
Material Change Report

1.

Name and Address of Company

CANDENTE RESOURCE CORP.

Suite 200-905 West Pender Street

Vancouver, B.C.

Canada V6C 1L6

Phone: (604) 689-1957

Fax: (604) 685-1946

2.

Date of Material Change

              January 5, 2006

3.

News Release

Date of Issuance:

January 5, 2006

Method of Issuance:

CCN MATTHEWS

4.

Summary of Material Change

Please see attached News Release

5.

Full Description of Material Change

Please see attached News Release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Nil.

8.

Executive Officer

Contact:

Maria Eugenia Montagne, Corporate Secretary/Treasurer

Telephone:

(604) 689-1957

9.

Date of Report

             January 5, 2006

1.

NEAR SURFACE LEACHABLE COPPER ZONES CONTINUE TO EXPAND AT CANDENTE’S CANARIACO NORTE DEPOSIT

·

Leachable copper from 12 to 300 m vertical in DDH-05-033 expands Southwestern potential starter pit area

·

Near surface leachable copper zone expanded by 350 m to the west in northern end of deposit

Vancouver, British Columbia, January 5th, 2006, Candente Resource Corp. (DNT:TSX) (Candente) is pleased to announce that the Southwestern potential starter pit area (see News Release dated December 7th 2005) has been expanded by DDH 05-033. This hole intersected leachable Cu (85% chalcocite) from only 12 metres (m) to a depth of 300 m (end of hole). DDH 05-033 was drilled 300 metres north and 150 m west of DDH-05-020, which intersected 346 m of leachable Cu (73% chalcocite). Vertically dipping late mineral dykes were also intersected over 78 m in DDH 05-33. Not including the dyke material, Cu grades average 0.39% in DDH 05-033 and average 0.49% Cu over the entire depth of 346 m in DDH 05-020.

In addition, 26 m of leachable copper (Cu) grading 0.43% Cu (61% chalcocite) was intersected by DDH 05-034 which was drilled 350 m west of DDH 04-003. DDH 04-003 intersected 22 m of 1.00% Cu which comprises 62% chalcocite. This greatly expands the deposit and the Northern potential (leachable) starter pit area to the west.

Joanne Freeze, President and CEO comments that “the size and grade of the leachable zone at Canariaco Norte is proving to be very substantial especially when compared to some of Phelps Dodge’s Copper mines such as Lomas Bayas in Chile; Piedras Verdes in Mexico and Dos Pobres in the USA. At these operations, Phelps Dodge is mining ore with grades of 0.28% to 0.37% Cu and producing Cu at costs of $0.47 to $0.52 per pound. With Cu selling at over $2.00 per pound it is no surprise that Phelps Dodge’s profits are at all time highs.”

An Engineering Scoping Study is underway to assist in determining the optimum grade and throughput options required for an economic copper heap leach, SX-EW operation at Canariaco. The study is being supervised by Merit Consultants of Vancouver, B.C. who have extensive international experience in such operations.

All assays have now been received for the 24 holes drilled by Candente in 2005. Of the 36 holes drilled by Candente to date (in 2004 and 2005) at Canariaco Norte only 3 have not intersected significant Cu. One of these holes was a drilled to confirm lack of mineralization in an area where flat topography is suitable for mine infrastructure. The deposit is still open in many directions laterally as well as vertically.

For more information such as maps, sections, drill data please refer to:

http://www.candente.com/s/PeruProjects_Canariaco.asp.

Sampling and analytical procedures conform to NI 43-101 standards and are detailed in previous Candente news release dated September 7, 2005. All samples were submitted to Actlabs in Lima, Peru. Michael Casselman, P.Geo., Robert Van Egmond, P.Geo., and Joanne Freeze, P.Geo., are the Qualified Persons for the project as defined by NI 43-101 and have reviewed this news release.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. In addition to the Canariaco Project, Candente has several other gold, copper and silver projects in Peru. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Evelyn Cox or Bruce Korhonen at: (604) 689-1957 or toll free 1-877-689-1964; or

info@candente.com

www.candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

 Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 150

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

FORM 51-102F3
Material Change Report

1.

Name and Address of Company

CANDENTE RESOURCE CORP.

Suite 200-905 West Pender Street

Vancouver, B.C.

Canada V6C 1L6

Phone: (604) 689-1957

Fax: (604) 685-1946

2.

Date of Material Change

              January 18, 2006

3.

News Release

Date of Issuance:

January 18, 2006

Method of Issuance:

CCN MATTHEWS

4.

Summary of Material Change

Please see attached News Release

5.

Full Description of Material Change

Please see attached News Release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Nil.

8.

Executive Officer

Contact:

Maria Eugenia Montagne, Corporate Secretary/Treasurer

Telephone:

(604) 689-1957

9.

Date of Report

             January 18, 2006

1.

CANDENTE AND GALLIPOLI COMMENCE DRILLING ON ALTO DORADO GOLD-COPPER PROPERTY IN PERU

Vancouver, British Columbia, January 18th, 2006. Candente Resource Corp. (DNT:TSX) (Candente) is pleased to announce that drilling has commenced on the Alto Dorado gold-copper project in Peru. Approximately 2,200 metres (m) (7,216 feet) are planned to be drilled in 6 to 12 holes. Drilling is expected to take approximately 5 weeks to complete.

The drilling is being funded by Gallipoli Mining of Australia (“Gallipoli”) who have the right to earn a 50% interest in the Alto Dorado property by incurring exploration expenditures of US$5.4 million over 3.5 years and may elect to increase their interest to 65% by funding and completing a bankable feasibility study on the property within the following 3 years. (Candente News Releases dated December 8th and 21st, 2005).

Joanne Freeze, President and CEO comments that “Both the deal structure and Gallipoli management’s key involvement at Bajo de la Alumbrera (Argentina) make Gallipoli a very strategic partner both for the exploration phase and for a development phase. Either a 50% interest in a major gold-copper discovery or a 35% interest in a gold-copper deposit with a Bankable Feasibility Study should make an excellent return on Candente’s investment.” Goldcorp’s 37.5% interest in the Bajo de la Alumbrera mine in Argentina earned them US$81.479 million in the third quarter of 2005 alone (www.goldcorp.com). (A bankable (full) feasibility study is a comprehensive analysis of a project's economics (+/- 15% precision) and is used by the banking industry for financing purposes.)

This phase of drilling is targeting porphyry style alteration zones coincident with gold and copper geochemical anomalies and high chargeability (IP) zones. The Alto Dorado property covers an extensive gold-copper porphyry style mineralizing system, which is 9 kilometres (km) in length and from 2 to 3 km in width. The mineralizing system is delineated by anomalous levels of gold, copper, molybdenum and silver in soils and rocks, typical porphyry style alteration and Induced Polarization (IP) chargeability anomaly (often associated with sulphide gold and copper mineralization) which to date covers 7 km by 2 km. Two holes previously drilled 5 km apart intersected anomalous gold and copper levels over 176 m and 160 m vertically (0.22 gpt Au, 0.17% Cu and 0.13 gpt Au, 0.08% Cu).

For more technical information on the Alto Dorado property please refer to:

http://www.candente.com/s/Projects_Peru.asp?PropertyInfoID=655&View=1

Sampling and analytical procedures conform to NI 43-101 standards and are detailed in previous Candente news release dated September 16, 2004. All samples will be submitted to Actlabs in Lima, Peru. Michael Casselman, P.Geo. and Joanne Freeze, P.Geo., are the Qualified Persons for the project as defined by NI 43-101 and Joanne Freeze has reviewed this news release.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. Candente has an advanced exploration stage leachable copper project, Canariaco, and several other gold, copper and silver projects in Peru. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Evelyn Cox or Bruce Korhonen at: (604) 689-1957 or toll free 1-877-689-1964

info@candente.com

www.candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 151

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.

FORM 51-102F3
Material Change Report

1.

Name and Address of Company

CANDENTE RESOURCE CORP.

Suite 200-905 West Pender Street

Vancouver, B.C.

Canada V6C 1L6

Phone: (604) 689-1957

Fax: (604) 685-1946

2.

Date of Material Change

              February 7, 2006

3.

News Release

Date of Issuance:

February 7, 2006

Method of Issuance:

CCN MATTHEWS

4.

Summary of Material Change

Please see attached News Release

5.

Full Description of Material Change

Please see attached News Release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Nil.

8.

Executive Officer

Contact:

Maria Eugenia Montagne, Corporate Secretary/Treasurer

Telephone:

(604) 689-1957

9.

Date of Report

              February 7, 2006

1.

MORE EXPANSION OF LEACHABLE COPPER ZONES AT CANDENTE’S CANARIACO NORTE DEPOSIT, PERU

·

Near surface leachable copper zone expanded by 250 m to the east, 250 m to the west and 150 m to the north

·

Near surface leachable copper zone has surface expression of 87 hectares - a large expansion from the 14 hectare preliminary resource

Vancouver, British Columbia, February 7th, 2006, Candente Resource Corp. (DNT:TSX) (“Candente”) is pleased to announce that it has received results for the re-analysis of core from 6 holes which were drilled prior to Candente acquiring the Canariaco property. Original assays for these holes (drilled in 1973 and 1995) were only for total copper and did not determine leachable copper. The new results have expanded the near surface leachable copper zone to the east by 250 metres (m), to the west by 250 m and to the north by 150 m. In addition to the soluble (leachable) copper identified in all 6 of the holes, the new analyses confirm the previous total copper results.

The surface expression of all copper mineralization found to date at Canariaco Norte now covers an area of 90 hectares (850 m by 1250 m). Of this, 87 hectares covers a near surface leachable copper zone, which varies in thickness from 15 to 347 m. Joanne Freeze comments that “both the leachable portion and the overall Canariaco Copper deposit are proving to be many times larger than the preliminary inferred resource of 76.5 million tonnes grading 0.614% Cu and containing 1.035 billion pounds (lbs) of copper and 243,000 ounces of gold, which has a surface area expression of only 14 hectares and an average thickness of 246 m”.

Hole 73-01 was not reassayed as it was duplicated by 04-001, which intersected 98 m of 1.00% Cu of which 80 m is leachable (65% leachable).

Hole	From (m)	To (m)	Interval (m)	Total Cu%	% Leachable
73-02	92.00	120.00	28.00	0.48	63
within	92.00	128.00	36.00	0.48	56
73-03	79.50	95.00	16.00	0.66	71
within	79.50	107.00	28.00	0.61	51
73-04	66.40	105.00	39.00	0.53	61
	105.00	300.00	195.00	0.36	8
95-06	56.00	80.00	24.00	0.58	71
	110.80	165.00	54.00	0.38	56
95-07	45.50	60.00	14.50	0.69	83
	45.50	88.50	43.00	0.62	57
	45.50	173.00	128.00	0.46	32
95-08	9.17	320.25	311.00	0.61	37
Included above	205.40	233.00	27.60	0.54	81

Although the economics of all deposits differ, the following chart is provided as examples of leachable deposits either in production or nearing production.

DNT:TSX

News Release February 7, 2006

Profitable Heap Leaching Copper Operations

Company	Project	Status	Tonnes (Million)	Grade (%Cu)	Contained Cu (M lbs)	Cu Production Cost Estimates (US$/lb)
Falconbridge	Lomas Bayas, Chile	Mine	572	0.28	3,530	0.47
Anglo American	Mantoverde, Chile	Mine	310	0.60	4,100	0.58
Codelco	Gaby, Chile	Under Cons.	616	0.42	5,707	Unknown
Frontera Copper	Piedras Verdes, Mex	Cons. for 2007	281	0.37	2,287	0.52
Phelps Dodge & Codelco	El Abra, Chile	Mine	800	0.55	3,980	0.44

Note: Corrected Since News Release dated January 5th, 2006.

Under Cons. = Under Construction

Cons = Construction

An Engineering Scoping Study is underway to assist in determining the optimum grade and throughput options required for an economic copper heap leach, SX-EW operation at Canariaco. The study is being supervised by Merit Consultants of Vancouver, B.C. who have extensive international experience in such operations and is planned to be completed by the end of February 2006.

For more information such as maps, sections, drill data please refer to: http://www.candente.com/s/PeruProjects_Canariaco.asp.

Sampling and analytical procedures conform to NI 43-101 standards and are detailed in previous Candente news release dated September 7, 2005. All samples were submitted to Actlabs in Lima, Peru. Michael Casselman, P.Geo., GM Exploration and Director, Robert Van Egmond, P.Geo., Senior Geologist and Joanne Freeze, P.Geo., President and CEO are the Qualified Persons for the project as defined by NI 43-101 and Ms. Freeze has reviewed this news release.

Candente is a diversified copper and gold exploration company focused on increasing shareholder value through discovery. In addition to the Canariaco Project, Candente has several other gold, copper and silver projects in Peru. Candente subscribes to principles which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Evelyn Cox or Bruce Korhonen at: (604) 689-1957 or toll free 1-877-689-1964; or

info@candente.com

www.candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne Freeze, P. Geo., President & CEO

Candente Resource Corp.

Release No. 152

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.